METZGER & McDONALD PLLC
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger	3626 N. Hall Street, Suite 800
Direct Dial 214-740-5030	Dallas, Texas 75219-5133	Facsimile 214-224-7555
smetzger@pmklaw.com	214-969-7600	214-523-3838
	www.pmklaw.com	214-969-763

January 15, 2013

Via EDGAR

The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jessica Barberich, Assistant Chief Accountant
          Wilson K. Lee, Staff Accountant

Re:	American Realty Investors, Inc. (Commission File No. 001-15663; CIK No. 0001102238) - Form 10-K for fiscal year ended December 31, 2011

Ladies and Gentlemen:

On behalf of American Realty Investors, Inc., a Nevada corporation (“ARL”) this letter is being filed as correspondence uploaded on the EDGAR system on behalf of ARL in response to a letter of comment from the Staff of the Securities and Exchange Commission dated December 6, 2012.  Schedule 1 annexed to this letter contains the responses to the comments of the Staff.  In each instance on such Schedule, for convenience, each comment of the Staff is repeated, followed in each instance by the applicable response to such comment or explanation.  Also included in such response, where appropriate, is a letter/page reference to the text of the applicable document or instrument referred to in the comment.

This letter is being filed under the EDGAR system in direct response to the comments of the Staff.  If you would like to discuss any item concerning the referenced matter included in this letter or Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct or Gene S. Bertcher, Executive Vice President and Chief Financial Officer of ARL at 469-522-4238 direct.

Very truly yours,

/s/ Steven C. Metzger

Steven C. Metzger

cc:	Gene S. Bertcher
Executive Vice President and Chief Financial Officer
American Realty Investors, Inc.
1603 LBJ Freeway, Suite 800
Dallas, Texas 75234

SCHEDULE 1

Response to Comments of the Staff of
The Securities and Exchange Commission
by letter dated December 6, 2012 with respect to
Form 10-K for the fiscal year ended December 31, 2011
American Realty Investors, Inc.
Commission File No. 001-15663
_________________

The following information is to provide a response to comments of the Staff of the Securities and Exchange Commission rendered by letter dated December 6, 2012 with respect to Form 10-K Annual Report to the Securities and Exchange Commission for the fiscal year ended December 31, 2011 of American Realty Investors, Inc. (the “Company” or “ARL”).  For convenience, each comment of the Staff is restated below, with our response noted immediately following the comment.  Also included in such response is a letter/page reference to the text of each instrument where applicable.

Significant Real Estate Acquisitions/Dispositions and Financings, page 6

Comment/Observation No. 1.  Please tell us and revise in future filings in this section or in MD&A to disclose 1) how transaction prices were determined by the parties for significant related party transactions and 2) the business purpose of the transactions, including, but not limited to, how certain related party transactions “help facilitate an appropriate debt or organizational restructure.”  Refer to SEC Release 33-8056.

Response to Comment/Observation No. 1.  Transaction prices for significant related party transactions were based upon market value but no transaction was actually recorded.  ARL or one of its subsidiaries continued to be obligated under a mortgage note or guaranty and received no cash consideration from the related party sale.  ARL was obligated for any deficiency or capital requirements and was also entitled to any benefits from a disposal of the asset.  ARL recorded a sale at the time of the disposal of the asset to a third party and a gain or loss was recorded for the consideration received.  Any transaction where the economic substance indicated that a sale had not occurred, the asset involved in the transaction, including the debt and property operations, remained on the books of ARL.

Market value was determined by the use of a recent appraisal, executed sales contract, comparables based upon prices for similar assets, a present value and/or a valuation technique based upon a multiple of earnings or revenue.  To the extent the market value was determined to be lower than the carrying value, impairment was recognized for the loss in value.  Future filings will disclose and explain how transaction prices are determined by the parties and provide a more comprehensive explanation of the transaction recorded and consideration received.

The buyers have extensive experience in the process of filing for Chapter 11 bankruptcy protection in order to facilitate a reorganization of the business assets and debt or assist in the liquidation of such assets.  Also, the buyers had substantially more staff and time available to assist the entity or asset in a reorganization or liquidation plan.  Future filings will be revised to explain the business purpose of the arrangement.

Consolidated Statements of Operations, page 51

Comment/Observation No. 2.  Please revise in future filings to disclose either in the notes or on the face of the statements of operations amounts attributable to American Realty Investors, Inc. for any of the following, if reported in the consolidated financial statements: income from continuing operations, discontinued operations, and extraordinary items.  In this regard, it appears that your disclosure under the section “Amounts attributable to American Realty Investors, Inc.” includes amounts attributable to the noncontrolling interests.

Response to Comment/Observation No. 2.  Future filings will be revised to disclose either in the notes or on the face of the statements of operations amounts attributable to American Realty Investors, Inc. for any of the following, if reported in the consolidated financial statements - income from continuing operations, discontinued operations, and extraordinary items.

Consolidated Statements of Cash Flows, page 53

Comment/Observation No. 3.  Please tell us how you determined it was appropriate to present sales proceeds gross of the loan assumptions and cite the authoritative literature upon which you relied.

Response to Comment/Observation No. 3.  Our review of ASC 230 Statement of Cash Flows indicates that he debt assumptions should have been netted with the gross sales proceeds and future filings will be revised to present sales proceeds net of loan assumptions for all periods presented.  The result would have been a decrease in the Net Cash Provided by investing activities and an increase in the Net Cash Used in financing by the same amount.  There is no effect on the total net increase or decrease in cash and cash equivalents.

Note 1. Organization and Summary of Significant Accounting Policies

Cost Capitalization, page 58

Comment/Observation No. 4.  We note that you capitalize interest, real estate taxes, and certain operating expenses.  Please clarify what is included in “certain operating expenses.”  Please expand your disclosure to discuss your policies related to salaries, general and administrative expenses, and any other significant amounts that are capitalized during the pre-acquisition phase and the construction phase.

Response to Comment/Observation No. 4.  The “certain operating expenses” mentioned were a reference to project costs, like property insurance, that are incurred during periods in which activities necessary to get the property ready for its intended use are in progress.  Project costs incurred after the property is substantially complete and ready for its intended use are charged to expense as incurred.  Salaries, general and administrative costs, any other significant amounts that are capitalized during the pre-acquisition phase and construction phase are costs clearly associated with the acquisition, development, and construction of a real estate project and are costs incurred prior to the asset being placed into service.  Any rental overhead is expensed as incurred.  Disclosure will be expanded in future filings to address policies on salaries, general and administrative expenses, and any other significant amounts that are capitalized during the pre-acquisition phase and construction phase.

Note 2. Real Estate

Provision for Asset Impairments, page 60

Comment/Observation No. 5.  Please revise to disclose the facts and circumstances leading to impairment and the method or methods for determining fair value.  Refer to ASC 360-10-50.

Response to Comment/Observation No. 5.  “Fair value” is determined by a recent appraisal, comparables based upon prices for similar assets, executed sales contract, a present value and/or a valuation technique based upon a multiple of earnings or revenue.  Please see Attachment 1 for the facts and circumstances relating to each impaired asset.  Future filings will be revised to disclose the facts and circumstances leading to the impairment method or methods for determining fair value.

Acquisitions/Dispositions, page 60

Comment/Observation No. 6.  We note that there have been numerous transactions with multiple entities described as related parties under common control.  Please clarify the nature of the relationship with each and tell us how you determined that these entities are under common control.

Response to Comment/Observation No. 6.  ABC Land and Development, Inc. and its subsidiaries, which include ABCLD Income, LLC, ABCLD Properties, LLC, ABC Real Estate, LLC, Cross County National Associates, LP, FRE Real Estate, Inc. (also known as Fenton Real Estate, Inc.), T Sorrento, Inc., TCI Luna Ventures, LLC and Warren Road Farm, Inc. (“ABC”) are owned by unrelated third parties.  There is no shared ownership, officers or directors by ARL or its subsidiaries.  The assets involved in these transactions were sold under the terms discussed in Response to Comment No. 1 and no sale transaction occurred for accounting purposes.

Of the 32 unrecorded transactions with ABC, 24 of those transactions resulted in the transfer of the assets to the existing lender, three resulted in the assets being transferred back to the original owner, two resulted in the assets being transferred to a third party and the remaining three transactions involve assets that are still being worked out or are involved in a bankruptcy plan.

One Realco Corporation and its subsidiaries, which include One Realco Land Holdings, Inc., One Realco Retail, Inc. and TX LTS Investments, Inc. (“ORC”) are owned by unrelated third parties.  There is no shared ownership, officers or directors by ARL or its subsidiaries.  The assets involved in these transactions were sold under the terms discussed in Response to Comment No. 1 and no sale transaction occurred for accounting purposes.

Of the 13 unrecorded sales transactions with ORC, 10 of those transactions resulted in the transfer of the assets to the existing lender, one resulted in the assets being transferred back to the original owner and the remaining two transactions involve assets that are still being worked out or are involved in a bankruptcy plan.

Realty Advisors Management, Inc. and Realty Advisors, Inc. are stockholders of ARL and share the same ultimate owners and made up two recorded sales transactions.  The sale involving Realty Advisors Management, Inc. resulted in a transfer to a third party.

Kelly Lot Development Inc. is an entity now owned by ARL or one of its subsidiaries and is now part of the consolidated financial statement presentation

Comment/Observation No. 7.  Related to the comment above, we note that in several instances you have deferred recognition of the sale under ASC 360-20 due to continuing involvement.  Please clarify the nature of your continuing involvement.

Response to Comment/Observation No. 7. As discussed in Response to Comment No. 1, ARL continued to be obligated under the mortgage note or guaranty and received no cash consideration from the related party sale.  ARL was obligated for any deficiency or capital requirements and was also entitled to any benefits from a disposal of the assets.  Any potential deficiency was evaluated at the time of each unrecorded related party sale and impairment on the asset was taken if the fair value was determined to be less than the carrying value.

Comment/Observations No. 8.  In addition, please tell us how you determined it was appropriate to recognize deferred gains on transfers of properties to entities under common control, rather than recording the excess of consideration received over the carrying amount of the properties as a capital contribution, and cite the authoritative literature upon which you relied.  In your response, please clarify the degree to which these transfers involved cash consideration.

Response to Comment/Observation No. 8.  As of December 31, 2011 there was no shared ownership or control of Liberty Bankers Life Insurance Company by ARL or its principal stockholders or subsidiaries.  ARL received the full payment for the sales proceeds at close of the sale.

Note 3. Notes and Interest Receivable, page 69

Comment/Observation No. 9.  We note that Realty Advisors Management, Inc. is not identified as a related party in the table included in Note 3.  However, your disclosure on page 68 indicates that it is a related party under common control.  Please advise.

Response to Comment/Observation No. 9.  Realty Advisors Management, Inc. should have been identified as a related party in the table included in Note 3.  It was corrected in the first quarter 2012 Form 10-Q and should continue to be reflected as a related party in future filings.

Note 5. Investments in Unconsolidated Subsidiaries and Investees, page 70

Comment/Observation No. 10.  Please tell us how you determined that Garden Centura, LP was not a variable interest entity and that you were not the primary beneficiary given that you guaranteed the notes payable and controlled day to day activities.

Response to Comment/Observation No. 10.  Transcontinental Realty Investors, Inc. owned a 5% limited partner interest and holds the managing general partner interest in the Garden Centura, LP entity.  TCI contributed $1,925,000 for its 5% investment.  A third party owner of the remaining 95% interest and non-managing general partner interest, contributed $36,575,000 for its investment.  Both TCI and the third party owner guaranteed the debt on the property although the operations of the property are and have been sufficient to meet its cash requirements and through the periods of ownership and up to the sale date, no capital contributions have been necessary to fund operating deficits or debt obligation shortfalls.   Pursuant to the provisions of the Limited Partnership Agreement, the functions of the managing general partner are specified out in detail and restricted to management functions unless approved by the third party, who has the control of the decisions outside of the scope specified in the Agreement.   TCI does not have any voting rights, obligations or benefits that are not proportional to TCI’s economic interest in the entity, at 5%.

Comment/Observation No. 11.  Related to the comment above, clarify whether you continue to guarantee the notes payable and control day to day activities.

Response to Comment/Observation No. 11.  As of December 28, 2012, the date of the sale, there is no continued involvement, guaranty or obligation by TCI, its parents, or any of its subsidiaries.

Note 14. Operating Segments, page 82

Comment/Observation No. 12.  Please tell us and disclose in future filings what is included in the “other” operating segment.

Response to Comment/Observation No. 12.  The “other” reporting segment includes Notes Receivable, Miscellaneous Corporate expenses and unsecured or securities secured debt.  Future filings will contain an expanded detail of what is included in the “other” operating segment.

Note 16. Quarterly Results of Operations, page 86

Comment/Observation No. 13.  We note that the amounts presented for the periods ended June 30, 2011 and September 30, 2011 do not match your Forms 10-Q for the same periods or the amounts presented as comparable periods in your Forms 10-Q for the periods ended June 30, 2012 and September 30, 2012.  Specifically, amounts presented for net income (loss) applicable to common shares and weighted average common shares used in computing diluted earnings per share do not match.  Please advise.

Response to Comment/Observation No. 13.  Please see Attachment 2 for the corrected quarterly results of operations for 2011 as there were clerical errors in the schedule presented in the Form 10-K filing for 2011.  The Form 10-K for the fiscal year ended December 31, 2012 will include revised quarterly results for the periods.

AMERICAN REALTY INVESTORS, INC.
Impairment Expense Detail
As of December 31, 2011

Property	Impairment Amount	Facts and Circumstances
Parc at Rogers	3,179,984.00	Underperformance of property in valuation of a multiple of earnings
Quail Hollow	1,997,700.00	Underperformance of property in valuation of a multiple of earnings
Ergon	1,963,366.00	Third party sales contract executed during the current year for less than the carrying value
Clarke Garage	3,300,000.00	Third party sales contract executed during the current year for less than the carrying value
Marine Creek Land	1,003,607.83	Third party sales contract executed during the current year for less than the carrying value
Valley Ranch Land	2,094,908.00	Part of strategic debt restructuring plan resulting in the disposal for less than market value.
Whorton Land	2,367,085.95	Part of strategic debt restructuring plan resulting in the disposal for less than market value.
Centura Land	3,000,000.00	Part of strategic debt restructuring plan resulting in the disposal for less than market value.
Denton Coonrod Land	702,979.00	Part of strategic debt restructuring plan resulting in the disposal for less than market value.
Kaufman Cogen Land	4,015,000.00	Part of strategic debt restructuring plan resulting in the disposal for less than market value.
Kaufman Taylor Land	304,000.00	Part of strategic debt restructuring plan resulting in the disposal for less than market value.
McKinney Ranch Land	3,418,365.00	Part of strategic debt restructuring plan resulting in the disposal for less than market value.
Senlac/Hutton Land	370,000.00	Part of strategic debt restructuring plan resulting in the disposal for less than market value.
Kaufman Stagliano Land	2,695,000.00	Part of strategic debt restructuring plan resulting in the disposal for less than market value.
Diplomat Land	916,000.00	Part of strategic debt restructuring plan resulting in the disposal for less than market value.
Jackson Convention Center	1,309,742.00	Third party sales contract executed during the current year for less than the carrying value
Kinwest Land	1,516,564.00	Part of strategic debt restructuring plan resulting in the disposal for less than market value.
Copperridge	4,546,986.00	Third party sales contract executed during the current year for less than the carrying value
American Realty Trust, Inc.	10,000,000.00	American Realty Trust Reserve of Note Receivable
Investments in Joint Ventures	444,367.86	Reserve on Real Estate Joint Venture due to questionable recovery of investment
Total Impairment Expense	**49,145,655.64**	

ATTACHMENT 1

Three Months Ended			
	March 31,	June 30,	September 30,	December 31,
	(dollars in thousands, except share and per share amounts)			
2011				
Total operating revenues	$ 28,813	$ 30,967	$ 31,043	$ 27,534
Total operating expenses	33,798	36,266	29,651	63,958
Operating (loss) income	(4,985)	(5,299)	1,392	(36,424)
Other income (expense)	(13,130)	(14,132)	(13,077)	(6,863)
Income (loss) before gain on land sales, non-contolling interest, and taxes	(18,115)	(19,431)	(11,685)	(43,287)
Gain on land sales	5,344	14,029	(941)	15,815
Income tax benefit (expense)	489	4,432	2,851	10,267
Net income (loss) from continuing operations	(12,282)	(970)	(9,775)	(17,205)
Net income (loss) from discontinuing operations, net of non-controlling interest	909	8,228	5,298	19,070
Net income (loss)	(11,373)	7,258	(4,477)	1,865
Less: net income (loss) attributable to non-controlling interest	2,170	7,175	4,830	(7,158)
Preferred dividend requirement	(617)	(613)	(613)	(613)
Net income (loss) applicable to common shares	$ (9,820)	$ 13,820	$ (260)	$ (5,906)
PER SHARE DATA				
Earnings per share - basic				
Income (loss) from continuing operations	$ (0.93)	$ 0.49	$ (0.48)	$ (2.17)
Discontinued operations	0.08	0.71	0.46	1.65
Net income (loss) applicable to common shares	$ (0.85)	$ 1.20	$ (0.02)	$ (0.52)
Weighted average common shares used in computing earnings per share	11,493,115	11,525,389	11,525,389	11,525,389
Earnings per share - diluted				
Income (loss) from continuing operations	$ (0.93)	$ 0.32	$ (0.48)	$ (2.17)
Discontinued operations	0.08	0.47	0.46	1.65
Net income (loss) applicable to common shares	$ (0.85)	$ 0.79	$ (0.02)	$ (0.52)
Weighted average common shares used in computing diluted earnings per share	11,493,115	17,394,553	11,525,389	11,525,389

ATTACHMENT 2